SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THIRD QUARTER ENDED DECEMBER 31, 2005

On February 3, 2006, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the third quarter ended December 31, 2005. Attached is a copy of a press release dated February 3, 2006 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2006. The consolidated financial information of the registrant included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation included in the press release were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the third quarter ended December 31, 2005 in the attached press release is unaudited.

The earnings projections by the registrant and its subsidiaries for the fiscal year ending March 31, 2006 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and its subsidiaries’ actual results to differ materially from those set forth in the attachment.

The earnings projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Japan and abroad, the pricing of services, the effects of competition, and the success of new products, services and new businesses.

No assurance can be given that the registrant and its subsidiaries’ actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/	Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: February 3, 2006

Outline of Consolidated Financial Results	February 3, 2006
For the Nine Months Ended December 31, 2005	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes
Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2)	Change in accounting method from the most recent fiscal year: No

(3)	Change in number of consolidated subsidiaries and affiliated companies accounted for under the equity method: Yes

Number of consolidated subsidiaries added:	68
Number of companies accounted for under the equity method added:	9

Number of consolidated subsidiaries removed:	46
Number of companies accounted for under the equity method removed:	54

2. Consolidated Financial Results for the Nine Months Ended December 31, 2005 (April 1, 2005 – December 31, 2005)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income			Income (Loss) before Income Taxes
Nine months ended December 31, 2005	7,915,531	(0.9%)	1,017,084	(10.1%)		1,127,864	(31.1%)
Nine months ended December 31, 2004	7,987,506	(2.6%)	1,131,190	—%		1,637,247	—%
Year ended March 31, 2005	10,805,868		1,211,201			1,723,312

	Net Income (Loss)		Earnings (Loss) per Share			Diluted Earnings per Share
Nine months ended December 31, 2005	477,766	(31.6%)	33,003.04	(yen	)	—	(yen	)
Nine months ended December 31, 2004	698,448	—%	44,627.50	(yen	)	—	(yen	)
Year ended March 31, 2005	710,184		45,891.26	(yen	)	—	(yen	)

Notes:

1.       Percentages above represent changes from the corresponding previous period. Since the consolidated financial information (except Operating Revenues) for the nine months ended December 31, 2003 was not prepared, year-on-year comparisons for the nine months ended December 31, 2004 are not available.

2. Weighted average number of shares outstanding (consolidated):
	For the nine months ended December 31, 2005:	14,476,423 shares
	For the nine months ended December 31, 2004:	15,650,618 shares
	For the year ended March 31, 2005:	15,475,366 shares

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2005	18,837,271	6,712,238	35.6%	485,616.19	(yen)
December 31, 2004	19,027,011	6,735,092	35.4%	450,808.74	(yen)

March 31, 2005	19,098,584	6,768,603	35.4%	453,059.74	(yen)

Note:	Number of shares outstanding at end of period (consolidated):	December 31, 2005:	13,822,105 shares
		December 31, 2004:	14,940,021 shares
		March 31, 2005:	14,939,758 shares

(3) Consolidated Cash Flows	(Millions of yen)
	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2005	2,052,301	(1,718,874)	(692,491)	1,026,856
Nine months ended December 31, 2004	1,638,636	(1,230,493)	(862,596)	978,697

Year ended March 31, 2005	2,829,813	(1,768,361)	(1,111,963)	1,381,959

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	(Millions of yen)
	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	10,705,000	1,255,000	525,000

(Reference) Expected Earnings per Share (Year ending March 31, 2006): 37,982.64 yen

Note:	Forecasts for the fiscal year ending March 31, 2006 have never been changed from those announced on November 9, 2005.
With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Consolidated financial statements are unaudited.

1. Consolidated Balance Sheets

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	1,381,959	1,026,856	(355,103)
Short-term investments	264,455	191,454	(73,001)
Notes and accounts receivable, trade	1,846,176	2,050,818	204,642
Allowance for doubtful accounts	(35,912)	(33,471)	2,441
Inventories	284,826	327,375	42,549
Prepaid expenses and other current assets	453,173	372,131	(81,042)
Deferred income taxes	321,936	269,037	(52,899)
Total current assets	4,516,613	4,204,200	(312,413)

Property, plant and equipment:
Telecommunications equipment	13,945,449	14,270,564	325,115
Telecommunications service lines	12,865,704	13,058,219	192,515
Buildings and structures	5,602,881	5,650,956	48,075
Machinery, vessels and tools	1,918,728	1,875,825	(42,903)
Land	837,103	846,310	9,207
Construction in progress	258,455	311,592	53,137
Accumulated depreciation	(24,947,768)	(25,597,612)	(649,844)
Total property, plant and equipment	10,480,552	10,415,854	(64,698)

Investments and other assets:
Investments in affiliated companies	178,033	271,594	93,561
Marketable securities and other investments	438,159	572,436	134,277
Goodwill, net	320,536	338,571	18,035
Other intangibles, net	1,329,631	1,330,645	1,014
Other assets	707,543	656,097	(51,446)
Deferred income taxes	1,127,517	1,047,874	(79,643)
Total investments and other assets	4,101,419	4,217,217	115,798

TOTAL ASSETS	19,098,584	18,837,271	(261,313)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	422,886	574,145	151,259
Current portion of long-term debt	779,198	918,230	139,032
Accounts payable, trade	1,465,229	1,273,805	(191,424)
Accrued payroll	493,935	325,205	(168,730)
Accrued interest	18,200	19,176	976
Accrued taxes on income	115,084	136,995	21,911
Accrued consumption tax	16,034	44,201	28,167
Advances received	67,389	57,990	(9,399)
Other	301,624	329,386	27,762
Total current liabilities	3,679,579	3,679,133	(446)

Long-term liabilities:
Long-term debt	4,323,751	4,125,317	(198,434)
Obligations under capital leases	187,845	126,100	(61,745)
Liability for employees’ severance payments	1,861,073	1,864,234	3,161
Other	548,464	528,763	(19,701)
Total long-term liabilities	6,921,133	6,644,414	(276,719)

Minority interest in consolidated subsidiaries	1,729,269	1,801,486	72,217

SHAREHOLDERS’ EQUITY:
Common stock	937,950	937,950	—
Additional paid-in capital	2,799,828	2,843,108	43,280
Retained earnings	3,334,866	3,726,346	391,480
Accumulated other comprehensive income (loss)	63,066	111,788	48,722
Treasury stock, at cost	(367,107)	(906,954)	(539,847)
Total shareholders’ equity	6,768,603	6,712,238	(56,365)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,098,584	18,837,271	(261,313)

2. Consolidated Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating revenues:
Fixed voice related services	2,713,829	2,549,028	(164,801)	3,578,092
Mobile voice related services	2,422,220	2,365,571	(56,649)	3,216,107
IP/packet communications services	1,314,378	1,440,260	125,882	1,772,737
Sales of telecommunications equipment	510,507	443,059	(67,448)	688,083
System integration	578,956	620,989	42,033	910,273
Other	447,616	496,624	49,008	640,576
Total operating revenues	7,987,506	7,915,531	(71,975)	10,805,868

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,687,657	1,642,990	(44,667)	2,349,151
Cost of equipment sold (exclusive of items shown separately below)	920,552	922,252	1,700	1,260,252
Cost of system integration (exclusive of items shown separately below)	358,902	381,831	22,929	592,035
Depreciation and amortization	1,588,944	1,551,929	(37,015)	2,141,720
Impairment loss	—	3,746	3,746	44,310
Selling, general and administrative expenses	2,300,261	2,395,699	95,438	3,207,199
Total operating expenses	6,856,316	6,898,447	42,131	9,594,667

Operating income	1,131,190	1,017,084	(114,106)	1,211,201

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(70,952)	(58,559)	12,393	(93,966)
Interest income	19,134	23,569	4,435	26,288
Gains on sales of subsidiary stock	26,984	708	(26,276)	26,984
Gains on sales of investments in affiliated company	501,781	61,962	(439,819)	508,492
Other, net	29,110	83,100	53,990	44,313
Total other income and expenses	506,057	110,780	(395,277)	512,111

Income (loss) before income taxes	1,637,247	1,127,864	(509,383)	1,723,312
Income tax expense (benefit)	652,738	426,859	(225,879)	713,918
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	984,509	701,005	(283,504)	1,009,394
Minority interest in consolidated subsidiaries	289,540	203,444	(86,096)	290,225
Equity in earnings (losses) of affiliated companies	3,479	(19,795)	(23,274)	(8,985)
Net income (loss)	698,448	477,766	(220,682)	710,184

3. Consolidated Statements of Shareholders’ Equity

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950

Additional paid-in capital:
At beginning of period	2,722,092	2,799,828	77,736	2,722,092
Increase in interest of investee	76,317	43,280	(33,037)	77,736
At end of period	2,798,409	2,843,108	44,699	2,799,828

Retained earnings:
At beginning of period	2,710,805	3,334,866	624,061	2,710,805
Appropriations
- Cash dividends	(39,353)	(44,819)	(5,466)	(39,353)
Interim distribution
- Cash dividends	(47,222)	(41,467)	5,755	(47,222)
Net income (loss)	698,448	477,766	(220,682)	710,184
Other	452	—	(452)	452
At end of period	3,323,130	3,726,346	403,216	3,334,866

Accumulated comprehensive income (loss):
At beginning of period	27,129	63,066	35,937	27,129
Other comprehensive income (loss)	15,463	48,722	33,259	35,937
At end of period	42,592	111,788	69,196	63,066

Treasury stock, at cost
At beginning of period	(4)	(367,107)	(367,103)	(4)
Net change in treasury stock	(366,985)	(539,847)	(172,862)	(367,103)
At end of period	(366,989)	(906,954)	(539,965)	(367,107)

Shareholders’ equity at end of period	6,735,092	6,712,238	(22,854)	6,768,603

Summary of total comprehensive income (loss):
Net income (loss)	698,448	477,766	(220,682)	710,184
Other comprehensive income (loss)	15,463	48,722	33,259	35,937
Comprehensive income (loss)	713,911	526,488	(187,423)	746,121

4. Consolidated Statements of Cash Flows

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Net income (loss)	698,448	477,766	(220,682)	(710,184)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,588,944	1,551,929	(37,015)	(2,141,720)
Impairment loss	—	3,746	3,746	44,310
Minority interest in consolidated subsidiaries	289,540	203,444	(86,096)	290,225
Loss on disposal of property, plant and equipment	118,344	84,721	(33,623)	(186,674)
Gains on sales of subsidiary stock	(26,984)	(708)	26,276	(26,984)
Gains on sales of investments in affiliated company	(501,781)	(61,962)	439,819	(508,492)
Equity in (earnings) losses of affiliated companies	(3,479)	19,795	23,274	(8,985)
(Increase) decrease in notes and accounts receivable, trade	(214,343)	(202,865)	11,478	(37,130)
(Increase) decrease in inventories	(94,895)	(42,460)	52,435	(46,771)
(Increase) decrease in other current assets	(133,266)	(10,592)	122,674	(66,897)
Increase (decrease) in accounts payable, trade and accrued payroll	(213,420)	(240,846)	(27,426)	(29,595)
Increase (decrease) in accrued consumption tax	(16,587)	28,011	44,598	(35,483)
Increase (decrease) in accrued interest	1,493	669	(824)	(782)
Increase (decrease) in advances received	(1,205)	(9,906)	(8,701)	8,292
Increase (decrease) in accrued taxes on income	(269,140)	21,721	290,861	(231,037)
Increase (decrease) in other current liabilities	33,074	41,003	7,929	65,114
Increase (decrease) in liability for employees' severance payments, net of deferred pension costs	18,253	7,227	(11,026)	(95,606)
Increase (decrease) in other long-term liabilities	(4,194)	(12,308)	(8,114)	(49,903)
Other	369,834	193,916	(175,918)	443,799

Net cash provided by operating activities	1,638,636	2,052,301	413,665	2,829,813

II Cash flows from investing activities:
Payments for property, plant and equipment	(1,263,055)	(1,419,669)	(156,614)	(1,610,991)
Proceeds from sale of property, plant and equipment	33,637	23,145	(10,492)	54,095
Payments for purchase of non-current investments	(37,072)	(240,376)	(203,304)	(195,892)
Proceeds from sale of non-current investments	757,370	54,230	(703,140)	776,369
Payments for purchase of short-term investments	(361,299)	(251,854)	109,445	(361,850)
Proceeds from redemption of short-term investments	—	366,740	366,740	113,576
Acquisition of intangible and other assets	(360,074)	(251,090)	108,984	(543,668)

Net cash used in investing activities	(1,230,493)	(1,718,874)	(488,381)	(1,768,361)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	283,609	318,398	34,789	343,814
Payments for settlement of long-term debt	(622,591)	(375,037)	247,554	(893,682)
Dividends paid	(86,575)	(86,286)	289	(86,575)
Payments to acquire treasury stock	(366,985)	(539,847)	(172,862)	(367,103)
Payments for acquisition of subsidiary stocks from minority shareholders	(65,824)	(30,321)	35,503	(105,363)
Net increase (decrease) in short-term borrowings and other	(4,230)	20,602	24,832	(3,054)

Net cash provided by (used in) financing activities	(862,596)	(692,491)	170,105	(1,111,963)

IV Effect of exchange rate changes on cash and cash equivalents	1,729	3,961	2,232	1,049

V Net increase (decrease) in cash and cash equivalents	(452,724)	(355,103)	97,621	(49,462)

VI Cash and cash equivalents at beginning of period	1,431,421	1,381,959	(49,462)	1,431,421

VII Cash and cash equivalents at end of period	978,697	1,026,856	48,159	1,381,959

[Note]

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc).

Application of New Accounting Standard

    Accounting for Conditional Asset Retirement Obligations

Effective April 1, 2005, NTT Group adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47 did not have an impact on the results of operations or the financial position of NTT Group.

[Reference]

Details of “Operating revenues” classified by the corresponding previous period’s service categories

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005
Fixed voice transmission services	2,245,015	2,088,118
Mobile voice transmission services	2,375,094	2,340,825
Data transmission services	1,181,745	1,256,169
Leased circuit	323,381	355,805
Sales of telecommunications equipment	510,507	443,059
System integration	578,956	620,989
Other	772,808	810,566

Total	7,987,506	7,915,531

5. Business Segments

(Consolidated)

1. Sales and operating revenues

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
Regional communications business
Customers	2,919,445	2,822,202	(97,243)	3,937,789
Intersegment	471,209	476,540	5,331	651,772

Total	3,390,654	3,298,742	(91,912)	4,589,561

Long distance and international communications business
Customers	765,119	796,850	31,731	1,045,218
Intersegment	85,264	81,154	(4,110)	119,580

Total	850,383	878,004	27,621	1,164,798

Mobile communications business
Customers	3,626,333	3,542,858	(83,475)	4,821,941
Intersegment	16,765	39,390	22,625	22,669

Total	3,643,098	3,582,248	(60,850)	4,844,610

Data communications business
Customers	481,689	503,670	21,981	721,816
Intersegment	74,307	80,478	6,171	110,804

Total	555,996	584,148	28,152	832,620

Other
Customers	194,920	249,951	55,031	279,104
Intersegment	674,987	667,724	(7,263)	946,619

Total	869,907	917,675	47,768	1,225,723

Elimination of intersegment	(1,322,532)	(1,345,286)	(22,754)	(1,851,444)

Consolidated total	7,987,506	7,915,531	(71,975)	10,805,868

2. Segment profit or loss

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
Operating income
Regional communications business	217,361	169,715	(47,646)	246,759
Long distance and international communications business	63,464	59,856	(3,608)	62,329
Mobile communications business	751,350	693,480	(57,870)	784,166
Data communications business	29,328	23,919	(5,409)	36,894
Other	55,268	58,390	3,122	37,554

Total	1,116,771	1,005,360	(111,411)	1,167,702

Elimination of intersegment	14,419	11,724	(2,695)	43,499

Consolidated total	1,131,190	1,017,084	(114,106)	1,211,201

Outline of Non-consolidated Financial Results	February 3, 2006
For the Nine Months Ended December 31, 2005	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

1. Notes Related to the Preparation of the Quarterly Non-consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2)	Change in accounting method from the most recent fiscal year: No

2. Non-consolidated Financial Results for the Nine Months Ended December 31, 2005 (April 1, 2005 - December 31, 2005)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit
Nine months ended December 31, 2005	291,777	5.7%	176,607	10.4%	182,261	9.9%
Nine months ended December 31, 2004	276,026	36.2%	160,041	—%	165,908	—%

Year ended March 31, 2005	323,261		143,709		151,700

			Net Income		Earnings per Share
Nine months ended December 31, 2005			401,945	(13.4%)	27,765.55	(yen	)
Nine months ended December 31, 2004			464,368	—%	29,670.93	(yen	)

Year ended March 31, 2005			455,660		29,439.71	(yen	)

Notes:

1.      Percentages above represent changes from the corresponding previous period. Since the non-consolidated financial information (except Operating Revenues) for the nine months ended December 31, 2003 was not prepared, year-on-year comparisons for the nine months ended December 31, 2004 are not available.

2. Weighted average number of shares outstanding (non-consolidated):

For the nine months ended December 31, 2005:	14,476,423 shares
For the nine months ended December 31, 2004:	15,650,618 shares
For the year ended March 31, 2005:	15,475,366 shares

(2) Non-consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2005	8,290,560	4,952,947	59.7%	358,335.24	(yen)
December 31, 2004	8,507,630	5,179,426	60.9%	346,681.37	(yen)

March 31, 2005	8,401,448	5,170,267	61.5%	346,069.68	(yen)

Note: Number of shares outstanding at end of period (non-consolidated):	December 31, 2005:	13,822,105 shares
	December 31, 2004:	14,940,021 shares
	March 31, 2005:	14,939,758 shares

3. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2006	337,000	174,000	395,000

(Reference) Expected Earnings per Share (Year ending March 31, 2006): 28,577.41 yen

Note:	Forecasts for the fiscal year ending March 31, 2006 have never been changed from those announced on November 9, 2005. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Non-consolidated financial statements are unaudited.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
ASSETS

Current assets:
Cash and bank deposits	115,806	11,495	(104,307)
Accounts receivable, trade	1,567	329	(1,237)
Supplies	213	256	42
Short-term loan receivable	426,792	448,426	21,633
Other current assets	124,039	86,954	(37,085)
Total current assets	668,415	547,462	(120,952)

Fixed assets:
Property, plant and equipment	217,430	208,044	(9,385)
Intangible fixed assets	20,892	22,220	1,327
Investments and other assets
Investment securities	4,820,173	4,825,978	5,805
Long-term loan receivable to subsidiaries	2,617,890	2,634,856	16,966
Other investments	55,994	51,262	(4,732)
Total investments and other assets	7,494,057	7,512,098	18,040
Total fixed assets	7,732,381	7,742,363	9,982
Deferred assets	652	734	82

TOTAL ASSETS	8,401,448	8,290,560	(110,888)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	1,135	264	(870)
Short-term borrowings	—	56,000	56,000
Current portion of corporate bonds	162,685	215,528	52,842
Current portion of long-term borrowings	256,244	203,784	(52,460)
Accrued taxes on income	18,197	5,512	(12,684)
Other current liabilities	146,807	113,658	(33,149)
Total current liabilities	585,071	594,748	9,677

Long-term liabilities:
Corporate bonds	1,614,827	1,679,422	64,595
Long-term borrowings	1,001,578	1,033,064	31,485
Liability for employees’ severance payments	29,299	29,989	690
Other long-term liabilities	404	388	(16)
Total long-term liabilities	2,646,110	2,742,864	96,754

TOTAL LIABILITIES	3,231,181	3,337,612	106,431

SHAREHOLDERS’ EQUITY

Common stock	937,950	937,950	—

Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—

Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	2,394	530	(1,863)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the period	651,486	968,939	317,453
Total earned surplus	1,920,214	2,235,803	315,589
Net unrealized gains (losses) on securities	6,384	13,321	6,937
Treasury stock	(367,107)	(906,953)	(539,846)

TOTAL SHAREHOLDERS’ EQUITY	5,170,267	4,952,947	(217,319)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,401,448	8,290,560	(110,888)

2. Non-Consolidated Comparative Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase(Decrease)	Year ended March 31, 2005
Operating revenues	276,026	291,777	15,751	323,261
Operating expenses	115,984	115,170	(813)	179,551
Operating income	160,041	176,607	16,565	143,709

Non-operating revenues:	52,780	47,928	(4,852)	69,483
Interest income	39,461	35,857	(3,604)	51,374
Lease income	10,233	9,109	(1,124)	13,636
Miscellaneous income	3,085	2,961	(124)	4,472
Non-operating expenses:	46,913	42,274	(4,639)	61,492
Interest expenses	13,454	13,333	(121)	17,915
Corporate bond interest expenses	28,134	23,055	(5,078)	35,794
Lease expenses	4,276	4,158	(117)	6,555
Miscellaneous expenses	1,048	1,726	678	1,226
Recurring profit	165,908	182,261	16,352	151,700

Special profits	350,659	250,666	(99,992)	350,659
Income before Income taxes	516,568	432,927	(83,640)	502,360
Corporation, inhabitant, and enterprise taxes	52,200	30,981	(21,218)	53,900
Deferred tax expenses (benefits)	—	—	—	(7,200)
Net income	464,368	401,945	(62,422)	455,660
Unappropriated retained earnings brought forward	243,048	608,461	365,412	243,048
Interim dividends	47,222	41,467	(5,754)	47,222
Unappropriated retained earnings for the period	660,194	968,939	308,745	651,486

(Reference) Major components of operating revenues
Dividends received	144,067	169,025	24,958	144,067
Revenues from Group management	15,698	15,211	(487)	20,931
Revenues from basic R&D	104,426	95,158	(9,267)	139,234

3. Non-Consolidated Comparative Statements of Cash Flows

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Income before income taxes	516,568	432,927	(83,640)	502,360
Depreciation and amortization	25,277	22,075	(3,201)	32,823
Loss on disposal of property, plant and equipment	504	445	(59)	1,682
Dividends received	(144,067)	(169,025)	(24,958)	(144,067)
Gains on sales of investments in affiliated company	(350,659)	(250,666)	99,992	(350,659)
Increase (decrease) in liability for employees’ severance payments	1,306	690	(616)	(194)
(Increase) decrease in accounts receivable	56,048	42,224	(13,823)	19,011
Increase (decrease) in accounts payable and accrued expenses	(86,069)	(67,844)	18,224	(15,866)
Increase (decrease) in accrued consumption tax payable	124	966	842	(990)
Other	(2,023)	(5,787)	(3,764)	(2,981)

Sub-total	17,009	6,005	(11,004)	41,118
Interest and dividends received	183,202	204,738	21,535	196,270
Interest paid	(41,087)	(35,785)	5,301	(55,060)
Income taxes received (paid)	3,156	(57,464)	(60,621)	3,121

Net cash provided by (used in) operating activities	162,281	117,493	(44,788)	185,449

II Cash flows from investing activities:

Payments for property, plant and equipment	(15,055)	(18,220)	(3,164)	(22,357)
Proceeds from sale of property, plant and equipment	2	—	(2)	617
Acquisition of investment securities	(17,348)	(229)	17,119	(17,348)
Proceeds from sale of investment securities	355,568	256,107	(99,460)	355,623
Payments for long-term loans	(176,733)	(261,896)	(85,162)	(216,733)
Proceeds from long-term loans receivable	267,119	229,684	(37,435)	470,058
Other	5,020	(14)	(5,034)	5,011

Net cash provided by (used in) investing activities	418,572	205,431	(213,140)	574,871

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	196,148	311,724	115,575	236,148
Payments for settlement of long-term debt	(284,284)	(221,822)	62,461	(486,896)
Net increase (decrease) in short-term borrowings	—	109,000	109,000	—
Dividends paid	(86,575)	(86,286)	288	(86,575)
Payments to acquire treasury stock	(366,984)	(539,846)	(172,862)	(367,102)

Net cash provided by (used in) financing activities	(541,695)	(427,231)	114,464	(704,426)

IV Net increase (decrease) in cash and cash equivalents	39,158	(104,307)	(143,465)	55,894

V Cash and cash equivalents at beginning of period	59,907	115,802	55,894	59,907

VI Cash and cash equivalents at end of period	99,066	11,495	(87,570)	115,802

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

Financial Results for the Nine Months Ended December 31, 2005

February 3, 2006

Disclaimer Information

The forward-looking statements and projected figures on the future performance of NTT contained herein or referred to in this presentation are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at its disposal. The projected figures contained herein or referred to in this presentation were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged. In view of the element of uncertainty in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this presentation.

*	“E” in this material represents that the figure is a plan or projection for operation.

**	“FY” in this material represents one fiscal year which is 12-month period beginning on April 1 of the prior year and ending on March 31 of the year indicated.

***	“3Q” in this material represents 9-month period beginning on April 1 of the prior year and ending on December 31 of the prior year.

Consolidated Financial Summary (U.S. GAAP)

	(Billions of yen)
	FY2006/3Q	FY2005/3Q	Increase (Decrease)
Operating Revenues	7,915.5	7,987.5	(72.0)	(0.9%	)

Operating Expenses	6,898.4	6,856.3	42.1	0.6%

Operating Income	1,017.1	1,131.2	(114.1)	(10.1%	)

Other Income (Expenses)	110.8	506.1	(395.3)	(78.1%	)

Income before Income Taxes	1,127.9	1,637.2	(509.4)	(31.1%	)

Income Taxes	426.9	652.7	(225.9)	(34.6%	)

Minority interest in consolidated subsidiaries	203.4	289.5	(86.1)	(29.7%	)

Equity in earnings of affiliated companies	(19.8)	3.5	(23.3)	—

Net Income	477.8	698.4	(220.7)	(31.6%	)

Details of Consolidated Operating Revenues

Operating revenues declined 0.9% or ¥72.0 billion year-on-year

-	Fixed voice related services revenues declined 6.1% or ¥164.8 billion driven by a decrease in call rates revenues, a reduction in the base monthly charges and termination of billing touch-tone line charges.

-	Mobile voice related services revenues declined 2.3% or ¥56.6 billion as a result of strategic rate revisions.

-	IP/packet communications services revenues grew 9.6% or ¥125.9 billion due to larger sales of B FLET’S and FOMA.

-	Sales of telecommunications equipment declined 13.2% or ¥67.4 billion due to a decrease in the number of cellular handsets sold.

(Billions of yen)

Details of Consolidated Operating Expenses

Operating expenses increased 0.6% or ¥42.1 billion year-on-year

-	Personnel expenses declined 2.7% or ¥40.8 billion due to a decrease in the number of employees.

-	Expenses for purchase of goods and services increased 4.4% or ¥153.3 billion due to an increase in expenses for various plans in solutions and non-traffic businesses to expand revenue opportunities.

-	Depreciation and amortization expenses declined 2.3% or ¥37.0 billion.

-	Other expenses declined 10.6% or ¥33.3 billion due to a decrease in disposal of plant, property and equipment.

(Billions of yen)

Consolidated and Main Subsidiaries’ Financial Results

(Billions of Yen)
FY2006/3Q	NTT *1 Consolidated (US-GAAP)		NTT (Holdings) (JPN-GAAP)		NTT East (JPN-GAAP)		NTT *3 West (JPN-GAAP)		NTT Com (JPN-GAAP)		NTT DATA (JPN-GAAP)		NTT DoCoMo (US-GAAP)
Operating Revenues	7,915.5		291.7		1,578.9		1,512.2		826.6		599.3		3,582.2
Change year-on-year (% change)	(72.0 (0.9	) )%	15.7 5.7%		(44.5 (2.7	) )%	(45.1 (2.9	) )%	32.4 4.1%		27.6 4.8%		(60.9 (1.7	) )%
Forecasts for FY2006 (% progress)	10,705.0 73.9%		337.0 86.6%		2,093.0 75.4%		2,020.0 74.9%		1,121.0 73.7%		880.0 68.1%		4,784.0 74.9%

Operating Expenses	6,898.4		115.1		1,512.1		1,465.7		768.7		570.4		2,888.8
Change year-on-year (% change)	42.1 0.6%		(0.8 (0.7	) )%	(25.7 (1.7	) )%	(12.8 (0.9	) )%	44.3 6.1%		29.2 5.4%		(3.0 (0.1	) )%
Forecasts for FY2006 (% progress)	9,545.0 72.3%		169.0 68.1%		2,026.0 74.6%		1,989.0 73.7%		1,059.0 72.6%		835.0 68.3%		3,954.0 73.1%

Operating Income	1,017.1		176.6		66.7		46.5		57.8		28.9		693.5
Change year-on-year (% change)	(114.1 (10.1	) )%	16.5 10.4%		(18.8 (22.0	) )%	(32.3 (41.0	) )%	(11.9 (17.1	) )%	(1.6 (5.3	) )%	(57.9 (7.7	) )%
Forecasts for FY2006 (% progress)	1,160.0 87.7%		168.0 105.1%		67.0 99.6%		31.0 150.1%		62.0 93.3%		45.0 64.3%		830.0 83.6%

Income before Income Taxes	1,127.9		*2 182.2		*2 81.7		*2 68.9		*2 62.3		*2 26.5		811.2
Change year-on-year (% change)	(509.4 (31.1	) )%	16.3 9.9%		(11.9 (12.7	) )%	(20.1 (22.6	) )%	(6.7 (9.7	) )%	(0.2 (1.1	) )%	(438.9 (35.1	) )%
Forecasts for FY2006 (% progress)	1,255.0 89.9%		174.0 104.7%		80.0 102.2%		50.0 137.9%		65.0 96.0%		41.0 64.7%		942.0 86.1%

Net Income	477.8		401.9		49.0		48.1		15.9		16.2		516.4
Change year-on-year (% change)	(220.7 (31.6	) )%	(62.4 (13.4	) )%	(6.1 (11.1	) )%	(5.5 (10.3	) )%	(24.3 (60.4	) )%	(0.7 (4.2	) )%	(240.1 (31.7	) )%
Forecasts for FY2006 (% progress)	525.0 91.0%		395.0 101.8%		48.0 102.1%		37.0 130.3%		13.0 122.7%		27.0 60.1%		604.0 85.5%

*1.	The number of consolidated subsidiaries is 419 and the number of companies accounted for under the equity method is 100.

*2.	“Income before Income Taxes” for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.

*3.	NTT West changed its forecasts for FY2006 which was announced on November 9, 2005.

Number of Subscribers for Telephone Subscriber Lines, INS-NET and FLET’S services

Telephone Subscriber Lines & INS-NET

[Change from the previous quarter]

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q	FY2006/3Q		FY2006/4Q E

Telephone Subscriber Line *1	72	(51)	(85)	(552)	(719)	(575)	(862)	Year over year forecasted change	(4,037)
ISDN *2	(193)	(176)	(148)	(150)	(147)	(135)	(143)		(1,049)

Total	(121)	(227)	(233)	(703)	(865)	(710)	(1,005)		(5,086)

*1.	Telephone Subscriber Line is the total of individual lines and central station lines (Analog Lite Plan is included).

*2.	Since, in terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64, one INS-Net 1500 subscriber is calculated as ten INS-Net 64 subscribers (including INS-Net 64 Lite Plan subscribers).

FLET’S services

[Change from the previous quarter]

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q	FY2006/3Q		FY2006/4Q E

B FLET’S *3	189	186	217	233	326	365	459	Year over year forecasted change	1,800
FLET’S ADSL	358	292	263	206	231	138	93		600
(Reference) Optical IP Telephone *4				4	28	109	258		1,596

*3.	No. of B FLET’S includes FLET’s Hikari Premium provided by NTT West.

*4.	No. of Optical IP Phone Services is calculated by No. of thousand channels.

ARPU of Telephone and ISDN Subscriber Line

	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q *	FY2006 2Q *	FY2006 3Q *	FY2006 4Q E *
ISDN
East	5,560	5,560	5,570	5,370	5,550	5,540	5,560	5,530
West	5,530	5,530	5,520	5,320	5,400	5,390	5,400	5,360
Telephone Subscriber Line
East	2,960	2,970	3,000	2,730	2,770	2,780	2,790	2,760
West	2,860	2,880	2,900	2,660	2,670	2,690	2,690	2,670

*	From the three months ended June 30, 2005, calls from fixed phones of NTT East or West to mobile phones with dialing Carrier Identification Code are billed on end-to-end basis and those amounts are recorded as call rates revenues of NTT East or West.

(Note) Please see page 9 regarding the calculation of ARPU.

Number of Subscribers for Cellular and i-mode services

Cellular

[Change from the previous quarter]

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q	FY2006/3Q		FY2006/4Q E

Cellular total *1	505	529	552	911	605	475	462	Year over year forecasted change	2,075
FOMA	1,538	1,904	2,012	3,001	2,210	3,060	3,359		11,999

*1.	“Cellular” includes the DoPa Single Service subscribers.

i-mode services

[Change from the previous quarter]

	FY2005/1Q	FY2005/2Q	FY2005/3Q	FY2005/4Q	FY2006/1Q	FY2006/2Q	FY2006/3Q		FY2006/4Q E

i-mode total	646	638	666	994	638	481	477	Year over year forecasted change	2,279
FOMA	1,529	1,888	1,989	2,950	2,161	2,950	3,250		—

ARPU of Cellular (FOMA + mova)

	FY2005 1Q	FY2005 2Q	FY2005 3Q	FY2005 4Q	FY2006 1Q	FY2006 2Q	FY2006 3Q	FY2006 4Q E
FOMA+mova	7,400	7,340	7,170	6,920	6,940	7,050	6,920	6,850
FOMA	10,240	9,890	9,650	9,280	9,090	9,050	8,650	8,660
mova	7,150	6,990	6,710	6,300	6,190	6,140	5,910	5,910

(Note) Please see page 9 regarding the calculation of ARPU.

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the number of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees.) We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.

Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

From the three months ended Jun. 30, 2005, calls from fixed telephones of NTT East or West to mobile phones with dialing Carrier Identification Code are billed on end-to-end basis and those amounts are recorded as call rates revenues of NTT East or West.

We compute ARPU for our cellular business using three aggregate measures.

Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services.

Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.

Cellular Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova).

Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to conventional mova services.

International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for 1st quarter ended Jun. 30, 2005 and for the forecasts for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU for 1st quarter ended Jun. 30, 2005, are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova). International service-related Cellular ARPU included in the Cellular ARPU for 2nd quarter ended Sep. 30, 2005, are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). International service-related Cellular ARPU included in the Cellular ARPU for 3rd quarter ended Dec. 31, 2005, are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). International service-related Cellular ARPU included in the Cellular ARPU forecasts for the fiscal year ending Mar. 31, 2006, are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports does not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods are 20 yen for 1st quarter ended Jun. 30, 2004, 20 yen for 2nd quarter ended Sept. 30, 2004, 30 yen for 3rd quarter ended Dec. 31, 2004, 30 yen for 4th quarter ended Mar. 31, 2005, and 20 yen for the fiscal year ended Mar. 31, 2005.

No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ended Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

No. of active subscribers used in ARPU calculation are as below.

FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sep.

3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

4Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jan. to Mar.

** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

February 3, 2006

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2005

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the Third Quarter ended December 31, 2005 are presented in the following attachments.

(Attachments)

1. Non-consolidated Comparative Balance Sheets

2. Non-consolidated Comparative Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Comparative Statements of Cash Flows

Inquiries:

Hiroshi Niitsu and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,968,134	2,933,412	(34,722)
Machinery and equipment	580,807	558,542	(22,265)
Antenna facilities	8,158	7,880	(277)
Terminal equipment	30,769	43,489	12,719
Local line facilities	655,890	669,684	13,793
Long-distance line facilities	11,901	10,375	(1,525)
Engineering facilities	766,392	740,267	(26,124)
Submarine line facilities	1,050	885	(164)
Buildings	622,535	620,665	(1,870)
Construction in progress	28,245	28,873	628
Other	262,382	252,747	(9,634)
Intangible fixed assets	105,746	97,978	(7,767)
Total fixed assets-telecommunications businesses	3,073,880	3,031,391	(42,489)
Investments and other assets
Deferred income taxes	347,781	344, 574	(3,206)
Other investments	84,291	83,784	(506)
Allowance for doubtful accounts	(2,122)	(2,780)	(657)
Total investments and other assets	429,950	425,578	(4,371)
Total fixed assets	3,503,830	3,456,970	(46,860)

Current assets:
Cash and bank deposits	107,637	91,568	(16,069)
Notes receivable	131	30	(100)
Accounts receivable, trade	370,104	369,522	(581)
Supplies	29,475	32,599	3,123
Other current assets	81,202	70,486	(10,716)
Allowance for doubtful accounts	(4,082)	(3,644)	438
Total current assets	584,469	560,563	(23,905)

TOTAL ASSETS	4,088,300	4,017,533	(70,766)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	883,881	842,045	(41,836)
Liability for employees’ severance payments	656,004	636,497	(19,506)
Other long-term liabilities	7,359	7,374	15
Total long-term liabilities	1,547,245	1,485,917	(61,328)

Current liabilities:
Current portion of long-term borrowings from parent company	144,171	142,454	(1,717)
Accounts payable, trade	118,372	77,081	(41,290)
Short-term borrowings	—	40,000	40,000
Accounts payable, other	273,517	233,071	(40,446)
Accrued taxes on income	2,676	*10,791	8,115
Other current liabilities	83,266	88,994	5,727
Total current liabilities	622,004	592,393	(29,610)

TOTAL LIABILITIES	2,169,249	2,078,310	(90,938)

SHAREHOLDERS’ EQUITY

Common stock	335,000	335,000	—

Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—

Earned surplus
Unappropriated retained earnings for the period	83,563	99,033	15,470
Total earned surplus	83,563	99,033	15,470

Net unrealized gains (losses) on securities	760	5,462	4,701

TOTAL SHAREHOLDERS’ EQUITY	1,919,050	1,939,222	20,172

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,088,300	4,017,533	(70,766)

Note:

*   NTT East participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	1,519,319	1,478,135	(41,183)	2,024,629
Operating expenses	1,436,761	1,412,755	(24,005)	1,937,555
Operating income from telecommunications	82,557	65,380	(17,177)	87,073
Related businesses
Operating revenues	104,165	100,793	(3,372)	156,298
Operating expenses	101,159	99,416	(1,743)	155,638
Operating income from related businesses	3,005	1,376	(1,629)	660
Operating income	85,563	66,756	(18,807)	87,733

Non-Operating revenues and expenses

Non-operating revenues:	42,092	46,926	4,833	61,006
Interest income	49	38	(10)	63
Lease income	36,850	41,597	4,746	53,563
Miscellaneous income	5,192	5,290	97	7,379

Non-operating expenses:	33,999	31,931	(2,067)	51,124
Interest expenses	13,425	12,417	(1,007)	17,628
Lease expenses	18,236	15,642	(2,594)	26,497
Miscellaneous expenses	2,337	3,871	1,534	6,997
Recurring profit	93,656	81,751	(11,905)	97,615

Special profits and losses

Special profits	4,750	1,358	(3,391)	8,397
Special losses	5,052	—	(5,052)	6,736
Income before Income taxes	93,354	83,109	(10,244)	99,276
Corporation, inhabitant, and enterprise taxes	*38,200	*34,083	(4,116)	(21,153)
Deferred tax expenses (benefits)	*—	*—	—	62,300
Net income	55,154	49,025	(6,128)	58,129
Unappropriated retained earnings brought forward	25,433	50,008	24,574	25,433
Unappropriated retained earnings for the period	80,587	99,033	18,445	83,563

Note:

*   NTT East participates in a consolidated tax return system which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	1,065,846	983,303	(82,542)	(7.7%)	1,401,433
Monthly charge revenues*	694,333	606,335	(87,998)	(12.7%)	903,629
Call rates revenues*	146,719	141,789	(4,929)	(3.4%)	190,405
Interconnection call revenues*	153,324	161,890	8,565	5.6%	215,128
IP services revenues	153,080	197,423	44,343	29.0%	211,357
Leased circuit services revenues (excluding the amounts of IP services revenues)	156,911	148,218	(8,692)	(5.5%)	208,730
Telegram services revenues	20,240	19,526	(713)	(3.5%)	27,201
Other telecommunications services revenues	123,240	129,663	6,422	5.2%	175,907

Telecommunications total revenues	1,519,319	1,478,135	(41,183)	(2.7%)	2,024,629

Related business total revenues	104,165	100,793	(3,372)	(3.2%)	156,298

Total operating revenues	1,623,485	1,578,929	(44,556)	(2.7%)	2,180,928

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Income before income taxes	93,354	83,109	(10,244)	99,276
Depreciation and amortization	355,550	362,537	6,986	483,027
Loss on disposal of property, plant and equipment	25,996	15,542	(10,453)	40,136
Increase (decrease) in liability for employees’ severance payments	(15,894)	(19,506)	(3,612)	(72,575)
(Increase) decrease in accounts receivable	(20,349)	2,302	22,652	12,725
(Increase) decrease in inventories	(604)	(3,123)	(2,519)	1,171
Increase (decrease) in accounts payable and accrued expenses	(170,191)	(98,090)	72,101	(83,952)
Increase (decrease) in accrued consumption tax payable	1,549	(164)	(1,714)	(158)
Other	(14,884)	(55,000)	(40,115)	(13,159)

Sub-total	254,525	287,606	33,080	466,490

Interest and dividends received	287	383	95	297
Interest paid	(12,654)	(11,938)	715	(17,771)
Income taxes received (paid)	(16,051)	21,195	37,247	(16,095)

Net cash provided by (used in) operating activities	226,107	297,246	71,139	432,922

II Cash flows from investing activities:
Payments for property, plant and equipment	(299,320)	(298,732)	587	(401,013)
Proceeds from sale of property, plant and equipment	7,032	3,249	(3,782)	11,624
Acquisition of investment securities	(6,360)	(549)	5,810	(7,353)
Proceeds from sale of investment securities	417	438	20	417
Other	(3,803)	8,270	12,074	8,273

Net cash provided by (used in) investing activities	(302,034)	(287,324)	14,710	(388,050)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	17,950	35,000	17,050	17,950
Payments for settlement of long-term debt	(73,907)	(78,553)	(4,646)	(95,559)
Net increase (decrease) in short-term borrowings	47,000	40,000	(7,000)	—
Dividends paid	(32,495)	(33,500)	(1,005)	(32,495)

Net cash provided by (used in) financing activities	(41,452)	(37,053)	4,398	(110,104)

IV Net increase (decrease) in cash and cash equivalents	(117,380)	(27,131)	90,249	(65,232)

V Cash and cash equivalents at beginning of period	186,287	121,055	(65,232)	186,287

VI Cash and cash equivalents at end of period	68,907	93,923	25,016	121,055

February 3, 2006

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2005

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the Third Quarter ended December 31, 2005 are presented in the following attachments.

(Attachments)

1. Non-consolidated Comparative Balance Sheets

2. Non-consolidated Comparative Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Comparative Statements of Cash Flows

5. Revision of the business forecasts for the fiscal year ending March 31, 2006

Inquiries:

Mr. Shinji Uchida or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	2,920,524	2,915,660	(4,864)
Machinery and equipment	550,458	593,448	42,990
Antenna facilities	11,407	10,809	(597)
Terminal equipment	27,847	30,495	2,647
Local line facilities	826,738	820,445	(6,293)
Long-distance line facilities	8,497	7,567	(929)
Engineering facilities	647,060	634,146	(12,913)
Submarine line facilities	5,177	4,769	(407)
Buildings	555,067	529,056	(26,011)
Construction in progress	38,253	40,175	1,922
Other	250,017	244,746	(5,271)
Intangible fixed assets	94,823	95,175	351
Total fixed assets-telecommunications businesses	3,015,348	3,010,835	(4,512)
Investments and other assets
Deferred income taxes	391,488	391,230	(257)
Other investments	34,376	34,226	(150)
Allowance for doubtful accounts	(713)	(1,683)	(970)
Total investments and other assets	425,151	423,772	(1,378)
Total fixed assets	3,440,499	3,434,608	(5,891)

Current assets:
Cash and bank deposits	111,479	88,211	(23,268)
Notes receivable	14	26	11
Accounts receivable, trade	379,119	373,117	(6,002)
Supplies	34,833	37,421	2,587
Other current assets	118,116	79,506	(38,610)
Allowance for doubtful accounts	(3,233)	(2,562)	670
Total current assets	640,329	575,719	(64,610)

TOTAL ASSETS	4,080,829	4,010,327	(70,501)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,055,194	1,102,252	47,057
Liability for employees’ severance payments	710,090	689,986	(20,104)
Other long-term liabilities	10,112	12,310	2,198
Total long-term liabilities	1,775,397	1,804,549	29,152

Current liabilities:
Current portion of long-term borrowings from parent company	200,090	210,908	10,817
Accounts payable, trade	167,218	116,499	(50,719)
Accrued taxes on income	2,481	8,042	5,560
Other current liabilities	384,900	302,268	(82,631)
Total current liabilities	754,690	637,718	(116,972)

TOTAL LIABILITIES	2,530,087	2,442,267	(87,820)

SHAREHOLDERS’ EQUITY

Common stock	312,000	312,000	—

Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—

Earned surplus
Unappropriated retained earnings for the period	68,670	85,610	16,939
Total earned surplus	68,670	85,610	16,939

Net unrealized gains (losses) on securities	17	396	378

TOTAL SHAREHOLDERS’ EQUITY	1,550,741	1,568,060	17,318

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,080,829	4,010,327	(70,501)

Note:

*  NTT West participates in a consolidated tax return system, which has been adopted by NTT(Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	1,445,925	1,401,541	(44,384)	1,921,025
Operating expenses	1,366,125	1,352,470	(13,654)	1,846,367
Operating income from telecommunications businesses	79,800	49,070	(30,729)	74,657
Related businesses
Operating revenues	111,479	110,698	(780)	177,022
Operating expenses	112,413	113,241	828	181,531
Operating losses from related businesses	(934)	(2,543)	(1,608)	(4,508)
Operating income	78,866	46,527	(32,338)	70,148

Non-Operating revenues and expenses

Non-operating revenues:	41,088	53,766	12,678	56,074
Interest income	4	3	(1)	6
Dividends received	277	14,260	13,983	277
Lease income	35,520	35,015	(504)	47,648
Miscellaneous income	5,285	4,486	(799)	8,142
Non-operating expenses:	30,891	31,360	469	46,135
Interest expenses	14,931	12,829	(2,101)	19,264
Lease expenses	14,233	15,349	1,116	21,858
Miscellaneous expenses	1,727	3,181	1,454	5,012
Recurring profit	89,062	68,933	(20,128)	80,087

Special profits and losses

Special profits	7,022	4,097	(2,924)	10,170
Special losses	5,385	—	(5,385)	7,181
Income before Income taxes	90,699	73,031	(17,668)	83,077
Corporation, inhabitant, and enterprise taxes	*37,000	*24,836	(12,163)	(57,120)
Deferred tax expenses (benefits)	*—	*—	—	99,100
Net income	53,699	48,194	(5,504)	41,097
Unappropriated retained earnings brought forward	27,572	37,415	9,842	27,572
Unappropriated retained earnings for the period	81,272	85,610	4,337	68,670

Note:

*   NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, however, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	1,040,954	956,700	(84,254)	(8.1%)	1,369,195
Monthly charge revenues*	669,602	589,839	(79,763)	(11.9%)	872,886
Call rates revenues*	153,414	137,844	(15,570)	(10.1%)	198,733
Interconnection call revenues*	150,469	160,072	9,602	6.4%	209,544
IP services revenues	129,328	167,315	37,986	29.4%	180,326
Leased circuit services revenues (excluding the amounts of IP services revenues)	131,164	128,409	(2,755)	(2.1%)	174,392
Telegram services revenues	22,883	22,248	(634)	(2.8%)	31,180
Other telecommunications services revenues	121,594	126,866	5,272	4.3%	165,929

Telecommunications total revenues	1,445,925	1,401,541	(44,384)	(3.1%)	1,921,025

Related business total revenues	111,479	110,698	(780)	(0.7%)	177,022

Total operating revenues	1,557,405	1,512,239	(45,165)	(2.9%)	2,098,048

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities:
Income before income taxes	90,699	73,031	(17,668)	83,077
Depreciation and amortization	324,716	324,486	(229)	435,060
Loss on disposal of property, plant and equipment	24,108	21,405	(2,703)	33,319
Increase (decrease) in liability for employees’ severance payments	(19,245)	(20,104)	(858)	(80,346)
(Increase) decrease in accounts receivable	(17,679)	9,660	27,339	1,956
(Increase) decrease in inventories	2,334	(2,587)	(4,922)	4,606
Increase (decrease) in accounts payable and accrued expenses	(122,181)	(138,292)	(16,111)	(6,390)
(increase) decrease in accrued consumption tax receivable	—	62	62	(62)
Increase (decrease) in accrued consumption tax payable	3,712	2,124	(1,587)	(2,652)
Other	(14,398)	(24,225)	(9,827)	(3,381)

Sub-total	272,066	245,561	(26,505)	465,187

Interest and dividends received	281	14,263	13,982	283
Interest paid	(14,338)	(12,300)	2,037	(19,698)
Income taxes received (paid)	52,491	54,406	1,914	52,439

Net cash provided by (used in) operating activities	310,501	301,931	(8,570)	498,212

II Cash flows from investing activities:
Payments for property, plant and equipment	(278,710)	(358,115)	(79,405)	(381,332)
Proceeds from sale of property, plant and equipment	8,459	6,180	(2,279)	13,567
Acquisition of investments securities	(3,620)	(1,165)	2,454	(3,678)
Proceeds from sale of investments securities	327	2,150	1,822	2,239
Other	(869)	(1,893)	(1,023)	(197)

Net cash provided by (used in) investing activities	(274,413)	(352,844)	(78,431)	(369,401)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	150,000	146,707	(3,292)	190,000
Payments for settlement of long-term debt	(127,628)	(88,832)	38,795	(276,201)
Net increase (decrease) in short-term borrowings	(30,000)	(2,000)	28,000	2,000
Dividends paid	(34,494)	(31,200)	3,294	(34,494)

Net cash provided by (used in) financing activities	(42,122)	24,674	66,797	(118,696)

IV Net increase (decrease) in cash and cash equivalents	(6,034)	(26,238)	(20,204)	10,114

V Cash and cash equivalents at beginning of period	118,806	128,920	10,114	118,806

VI Cash and cash equivalents at end of period	112,772	102,682	(10,090)	128,920

5. Revision of the business forecasts for the fiscal year ending March 31, 2006

NTT West has revised its business forecasts for the fiscal year ending March 31, 2006, which were announced together with the half-year business results on November 9, 2005, as follows.

	Unit	Operating revenues	Operating income	Recurring profits	Net income
Previous forecasts (A)	Millions of yen	2,020,000	31,000	40,000	25,000
Revised forecasts (B)	Millions of yen	2,020,000	31,000	50,000	37,000
Increase/decrease (B-A)	Millions of yen	0	0	10,000	12,000
Increase/decrease ratio	%	0.0%	0.0%	25.0%	48.0%
(Ref.) Results for the year ended March 31, 2005	Millions of yen	2,098,000	70,100	80,000	41,000

*	Non-operating income was revised from 9,000 million yen to 19,000 million yen, because interim dividends from group companies were reported for the three months ended December 31, 2005.

February 3, 2006

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2005

TOKYO, JAPAN – NTT Communications (NTT Com) announced today its fiscal results for the nine months ended December 31, 2005. Please see the following attachments for further details:

1. Non-consolidated Comparative Balance Sheets

2. Non-consolidated Comparative Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Comparative Statements of Cash Flows

# # #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone Corporation (NTT) (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone networks, combined with the networks of partner companies around the world, offer access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005.” For more information, please visit http://www.ntt.com

For more information

(Mr.) Noboru Takeuchi or (Mr.) Makoto Inoue

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets for telecommunications
Property, plant and equipment	515,409	495,924	(19,484)
Machinery and equipment	169,185	171,218	2,032
Antenna facilities	7,669	7,306	(362)
Terminal equipment	3,680	3,250	(429)
Local line facilities	440	979	538
Long-distance line facilities	14,846	13,227	(1,619)
Engineering facilities	78,693	75,673	(3,020)
Submarine line facilities	10,084	7,840	(2,244)
Buildings	141,234	135,865	(5,368)
Construction in progress	10,370	7,757	(2,613)
Other	79,202	72,805	(6,396)
Intangible fixed assets	125,321	159,415	34,093
Total fixed assets for telecommunications businesses	640,730	655,340	14,609
Investments and other assets
Investment securities	77,394	149,694	72,299
Investments in subsidiaries and affiliated companies	152,220	108,151	(44,068)
Deferred income taxes	305,557	289,201	(16,355)
Other investments	58,896	93,717	34,821
Allowance for doubtful accounts	(363)	(539)	(176)
Total investments and other assets	593,705	640,225	46,520
Total fixed assets	1,234,435	1,295,566	61,130

Current assets:
Cash and bank deposits	61,084	34,425	(26,658)
Notes receivable	256	248	(8)
Accounts receivable, trade	176,443	175,304	(1,138)
Supplies	10,669	10,343	(325)
Other current assets	60,039	35,915	(24,123)
Allowance for doubtful accounts	(1,716)	(2,042)	(326)
Total current assets	306,776	254,194	(52,581)

TOTAL ASSETS	1,541,212	1,549,760	8,548

	(Millions of yen)
	March 31, 2005	December 31, 2005	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	678,813	690,559	11,746
Liability for employees’ severance payments	73,380	74,126	745
Other long-term liabilities	3,965	4,298	333
Total long-term liabilities	756,159	768,985	12,825

Current liabilities:
Current portion of long-term borrowings from parent company	82,530	95,063	12,533
Accounts payable, trade	60,265	32,425	(27,840)
Accounts payable, other	178,524	143,591	(34,933)
Accrued taxes on income	12,007	*6,015	(5,992)
Other current liabilities	46,619	67,490	20,871
Total current liabilities	379,947	344,586	(35,361)

TOTAL LIABILITIES	1,136,107	1,113,571	(22,535)

SHAREHOLDERS’ EQUITY

Common stock	211,650	211,650	—

Capital surplus
Additional paid-in capital	119,149	119,149	—
Total capital surplus	119,149	119,149	—

Earned surplus
Unappropriated retained earnings for the period	41,231	48,426	7,195
Total earned surplus	41,231	48,426	7,195
Net unrealized gains (losses) on securities	33,074	56,963	23,889

TOTAL SHAREHOLDERS’ EQUITY	405,105	436,189	31,084

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,541,212	1,549,760	8,548

Note:

*   The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31,2005	Increase (Decrease)	Year ended March 31, 2005
Recurring profits and losses

Operating revenues and expenses

Telecommunications businesses
Operating revenues	723,901	748,457	24,555	968,438
Operating expenses	651,141	687,737	36,596	895,223
Operating income from telecommunications businesses	72,760	60,719	(12,040)	73,214
Related businesses
Operating revenues	70,300	78,157	7,857	121,634
Operating expenses	73,282	81,045	7,762	124,972
Operating losses from related businesses	(2,982)	(2,888)	94	(3,338)
Operating income	69,778	57,831	(11,946)	69,876

Non-operating revenues and expenses

Non-operating revenues:	19,158	23,286	4,128	26,166
Interest income	1,046	2,000	954	1,539
Dividends received	981	4,264	3,283	982
Lease income	14,098	13,815	(282)	18,945
Miscellaneous income	3,032	3,206	174	4,699
Non-operating expenses:	19,822	18,723	(1,098)	28,082
Interest expenses	11,108	10,634	(473)	14,468
Lease expenses	5,925	6,270	344	9,024
Miscellaneous expenses	2,787	1,818	(969)	4,589
Recurring profit	69,114	62,395	(6,719)	67,959

Special profits and losses

Special profits	—	22,327	22,327	4,094
Special losses	—	38,606	38,606	25,022
Income before Income taxes	69,114	46,116	(22,997)	47,032
Corporation, inhabitant, and enterprise taxes	*28,800	*30,159	1,359	37,420
Deferred tax expenses (benefits)	* —	* —	—	(15,000)
Net income	40,314	15,956	(24,357)	24,612
Unappropriated retained earnings brought forward	16,618	32,469	15,851	16,618
Unappropriated retained earnings for the period	56,932	48,426	(8,506)	41,231

Note:

*   The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of Yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2005
Voice transmission services revenues (excluding the amounts of IP services revenues)	332,937	357,050	24,113	7.2%	440,655
IP services revenues	204,238	227,014	22,775	11.2%	278,315
Open Computer Network services revenues*	99,207	104,196	4,988	5.0%	133,475
IP-Virtual Private Network services revenues*	46,253	51,862	5,608	12.1%	63,198
Wide-Area Ethernet services revenues*	25,091	31,770	6,678	26.6%	35,086
Data communications revenues (excluding the amounts of IP services revenues)	163,571	135,010	(28,561)	(17.5%)	212,751
Leased circuit services revenues*	103,537	87,135	(16,401)	(15.8%)	135,642
Solution services revenues	70,463	83,136	12,673	18.0%	125,829
Others	22,990	24,402	1,412	6.1%	32,520

Total operating revenues	794,202	826,614	32,412	4.1%	1,090,072

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase (Decrease)	Year ended March 31, 2005
I Cash flows from operating activities
Income before income taxes	69,114	46,116	(22,997)	47,032
Depreciation and amortization	91,254	89,630	(1,624)	123,494
Loss on disposal of property, plant and equipment	4,804	4,770	(34)	13,822
Increase (decrease) in allowance for doubtful accounts	70	503	432	(325)
Increase (decrease) in liability for employees’ severance payments	299	745	445	(1,035)
Write-off of investments in affiliated companies	—	38,606	38,606	25,022
(Increase) decrease in accounts receivable	11,777	7,188	(4,588)	(3,934)
(Increase) decrease in inventories	(1,274)	325	1,600	(2,225)
Increase (decrease) in accounts payable and accrued expenses	(18,634)	(47,363)	(28,729)	25,228
Increase (decrease) in accrued consumption tax payable	1,113	3,246	2,132	(269)
Other	3,722	(24,035)	(27,758)	10,044
Sub-total	162,248	119,732	(42,515)	236,854

Interest and dividends received	2,229	6,687	4,457	2,222
Interest paid	(12,145)	(11,573)	572	(14,733)
Income taxes received (paid)	9,159	(42,588)	(51,748)	9,159

Net cash provided by (used in) operating activities	161,491	72,258	(89,233)	233,503

II Cash flows from investing activities:
Payments for property, plant and equipment	(109,771)	(124,126)	(14,354)	(155,158)
Proceeds from sale of property, plant and equipment	1,837	3,445	1,608	3,011
Acquisition of investment securities	(1,584)	(5,068)	(3,483)	(1,603)
Proceeds from sale of investment securities	22	676	654	7,728
Payments for long-term loans	(8,783)	(30,188)	(21,404)	(8,783)
Proceeds from long-term loans receivable	409	24,060	23,651	409
(Increase) decrease in short-term loan	263	(555)	(818)	(365)
Other	479	555	75	(34)

Net cash provided by (used in) investing activities	(117,127)	(131,200)	(14,072)	(154,794)

III Cash flows from financing activities:
Proceeds from issuance of long-term debt	8,783	80,188	71,404	8,783
Payments for settlement of long-term debt	(65,584)	(61,578)	4,006	(98,297)
Net increase (decrease) in short-term borrowings	(3,382)	22,355	25,737	15,246
Dividends paid	(8,811)	(8,700)	111	(8,811)

Net cash provided by (used in) financing activities	(68,993)	32,266	101,260	(83,078)

IV Effect of exchange rate changes on cash and cash equivalents	(0)	17	17	9

V Net increase (decrease) in cash and cash equivalents	(24,630)	(26,658)	(2,028)	(4,359)

VI Cash and cash equivalents at beginning of period	65,444	61,084	(4,359)	65,444

VII Cash and cash equivalents at end of period	40,813	34,425	(6,388)	61,084

February 3, 2006

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Nine Months Ended December 31, 2005

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Number of Subscribers

	(thousands)
	A As of Mar. 31, 2005	B As of Jun. 30, 2005	C As of Sept. 30, 2005	D As of Dec. 31, 2005		E As of Mar. 31, 2006
					Change	(Forecast)	Change
					D-A		E-A
Telephone Subscriber Line	50,321	49,603	49,028	48,165	(2,156)	46,284	(4,037)
NTT East	24,925	24,576	24,285	23,806	(1,119)	22,664	(2,261)
NTT West	25,396	25,026	24,742	24,359	(1,038)	23,620	(1,776)
INS-Net	8,467	8,320	8,186	8,043	(424)	7,418	(1,049)
NTT East	4,425	4,356	4,288	4,211	(215)	3,845	(581)
NTT West	4,042	3,964	3,898	3,832	(210)	3,573	(468)
INS-Net 64	7,885	7,735	7,599	7,458	(427)	6,865	(1,020)
NTT East	4,056	3,985	3,917	3,841	(216)	3,498	(559)
NTT West	3,829	3,749	3,682	3,617	(212)	3,367	(461)
INS-Net 1500	58	59	59	58	0	55	(3)
NTT East	37	37	37	37	0	35	(2)
NTT West	21	21	22	21	0	21	(1)
Telephone Subscriber Line + INS-Net	58,788	57,923	57,213	56,208	(2,580)	53,702	(5,086)
NTT East	29,350	28,933	28,573	28,017	(1,333)	26,509	(2,841)
NTT West	29,438	28,991	28,640	28,191	(1,247)	27,194	(2,245)
FLET’S ISDN	769	727	691	656	(113)	536	(233)
NTT East	413	392	373	353	(59)	263	(150)
NTT West	356	335	318	303	(53)	273	(83)
FLET’S ADSL	5,208	5,439	5,576	5,669	461	5,808	600
NTT East	2,833	2,922	2,971	3,003	169	3,033	200
NTT West	2,374	2,516	2,605	2,666	292	2,774	400
B FLET’S	1,665	1,991	2,356	2,815	1,150	3,465	1,800
NTT East	885	1,086	1,301	1,557	671	1,885	1,000
NTT West	779	905	1,055	1,258	479	1,579	800
Optical IP Phone Services	4	32	140	398	394	1,600	1,596
NTT East	4	30	100	236	233	1,000	996
NTT West	0	1	40	161	161	600	600
Conventional Leased Circuit	464	449	440	430	(34)	419	(44)
NTT East	240	232	227	220	(20)	216	(24)
NTT West	223	217	213	209	(14)	203	(20)
High Speed Digital	386	371	350	334	(52)	309	(77)
NTT East	211	203	192	184	(27)	167	(44)
NTT West	175	168	158	150	(25)	142	(33)
NTT Group Major ISPs	6,882	7,105	7,306	7,501	619	7,700	818
OCN*	4,640	4,794	4,950	5,107	467	5,200	560
Plala*	1,930	2,000	2,060	2,090	160	2,150	220
Cellular	48,825	49,430	49,904	50,366	1,541	50,900	2,075
FOMA*	11,501	13,710	16,770	20,129	8,628	23,500	11,999
i-mode	44,021	44,659	45,139	45,616	1,595	46,300	2,279
FOMA*	11,353	13,514	16,464	19,715	8,361	—	—
PHS	1,314	1,150	987	882	(432)	740	(574)

Notes :	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of B FLET’S includes FLET’S Hikari Premium provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.

	6	No. of DoPa single service subscribers is included in the No. of mova subscribers. DoPa single service subscribers are 544 thousand as of Mar. 31, 2005, 582 thousand as of Jun. 30, 2005, 609 thousand as of Sept. 30, 2005, 634 thousand as of Dec. 31, 2005, and 680 thousand as of Mar. 31, 2006.

	7	Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.

	*	Partial listing only.

2. Number of Employees

	(employee)
	A As of Dec. 31, 2004	B As of Dec. 31, 2005		C As of Mar. 31, 2006
			Change
			B-A	(Forecast)
NTT Consolidated	216,050	211,550	(4,500)	198,500

Core Group Companies
NTT (Holding)	2,850	2,800	(50)	2,750
NTT East	14,900	8,400	(6,500)	8,150
NTT West	13,700	13,050	(650)	12,150
NTT Communications	7,800	7,750	(50)	7,650
NTT DATA (Consolidated)	18,900	20,900	2,000	19,850
NTT DoCoMo (Consolidated)	22,300	22,350	50	21,550

(Reference) “Outsourcing Companies”
East Outsourcing Companies	48,550	47,500	(1,050)	45,750
West Outsourcing Companies	53,250	51,050	(2,200)	48,700

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired / will retire at the end of a fiscal year and were rehired / will be rehired at the beginning of next fiscal year, as described below:

- At the end of fiscal year ended Mar. 31, 2006 (Forecast) (East Outsourcing Companies : 2,650 employees, West Outsourcing Companies : 2,350 employees)

	3	Because of the structural reform of East Outsourcing Companies in Jul. 1, 2005, 5,000 employees moved from NTT East to East Outsourcing Companies, 650 employees moved from NTT East to NTT ME, and 4,000 employees moved from East Outsourcing Companies to NTT ME. The number of employees of NTT ME is 850 as of Dec. 31, 2004 and 5,350 as of Dec. 31, 2005.

	4	Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.

3. Capital Investment

	(billions of yen)
	A Nine Months ended Dec. 31 2004	B Nine Months ended Dec. 31 2005		C Fiscal year ending Mar. 31, 2006
			Change
			B-A	(Forecast)
NTT Consolidated	1,438.9	1,516.5	77.7	2,130.0

Subsidiaries
NTT (Holding)	13.1	14.7	1.6	21.0
NTT East	276.5	280.2	3.7	420.0
NTT West	263.8	337.9	74.0	440.0
NTT Communications	95.8	110.0	14.1	163.0
NTT DATA (Consolidated)	75.4	81.6	6.2	105.0
NTT DoCoMo (Consolidated)	633.1	608.5	(24.6)	871.0

Note:	The figure for forecast for NTT West changed from 410.0 billion yen, which was announced in the interim results, to 440.0 billion yen due to expansion of optical access related investments. Figures for the other companies, NTT Consolidated, NTT (Holding), NTT East, NTT Communications, NTT DATA (Consolidated), NTT DoCoMo (Consolidated) have never been changed from those announced in the interim results.

4. Financial Results and Forecasts (NTT Consolidated, NTT (Holding))

	(billions of yen)
	A Nine Months ended Dec. 31 2004	B Nine Months ended Dec. 31 2005			C Fiscal year ending Mar. 31, 2006
			change	Progress
			B-A	B/C	(Forecast)
NTT Consolidated (US GAAP)
Operating Revenues	7,987.5	7,915.5	(72.0)	73.9%	10,705.0
Fixed Voice Related Services	2,713.8	2,549.0	(164.8)	—	—
Mobile Voice Related Services	2,422.2	2,365.6	(56.6)	—	—
IP/Packet Communications Services	1,314.4	1,440.3	125.9	—	—
Sales of Telecommunications Equipment	510.5	443.1	(67.4)	—	—
System Integration	579.0	621.0	42.0	—	—
Other	447.6	496.6	49.0	—	—
Operating Expenses	6,856.3	6,898.4	42.1	72.3%	9,545.0
Cost of services (exclusive of items shown separately below)	1,687.7	1,643.0	(44.7)	—	—
Cost of equipment sold (exclusive of items shown separately below)	920.6	922.3	1.7	—	—
Cost of systems integration (exclusive of items shown separately below)	358.9	381.8	22.9	—	—
Depreciation and amortization	1,588.9	1,551.9	(37.0)	—	—
Impairment loss	—	3.7	3.7	—	—
Selling, general and administrative expenses	2,300.3	2,395.7	95.4	—	—
Operating Income	1,131.2	1,017.1	(114.1)	87.7%	1,160.0
Income before Income Taxes	1,637.2	1,127.9	(509.4)	89.9%	1,255.0
Net Income	698.4	477.8	(220.7)	91.0%	525.0

(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”

Personnel	1,500.5	1,459.7	(40.8)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	3,451.6	3,604.9	153.3	—	—
Loss on disposal of property, plant and equipment	146.1	107.4	(38.7)	—	—
Other expenses	169.1	170.8	1.6	—	—
Total	5,267.4	5,342.8	75.4	—	—

NTT (Holding) (JPN GAAP)
Operating Revenues	276.0	291.7	15.7	86.6%	337.0
Operating Expenses	115.9	115.1	(0.8)	68.1%	169.0
Operating Income	160.0	176.6	16.5	105.1%	168.0
Non-Operating Revenues	52.7	47.9	(4.8)	76.1%	63.0
Non-Operating Expenses	46.9	42.2	(4.6)	74.2%	57.0
Recurring Profit	165.9	182.2	16.3	104.7%	174.0
Net Income	464.3	401.9	(62.4)	101.8%	395.0

Note	: Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.

4. Financial Results and Forecasts (NTT East, NTT West)

	(billions of yen)
	A Nine Months ended Dec. 31 2004	B Nine Months ended Dec. 31 2005			C Fiscal year ending Mar. 31, 2006
			change	Progress
			B-A	B/C	(Forecast)
NTT East (JPN GAAP)
Operating Revenues	1,623.4	1,578.9	(44.5)	75.4%	2,093.0
Voice Transmission Services (excluding IP)	1,065.8	983.3	(82.5)	77.4%	1,271.0
IP Services	153.0	197.4	44.3	70.3%	281.0
Leased Circuit (excluding IP)	156.9	148.2	(8.6)	81.0%	183.0
Telegraph	20.2	19.5	(0.7)	78.1%	25.0
Others	123.2	129.6	6.4	69.2%	333.0
Related Business	104.1	100.7	(3.3)
Operating Expenses	1,537.9	1,512.1	(25.7)	74.6%	2,026.0
Personnel	154.9	125.0	(29.8)	77.7%	161.0
Cost of services and equipment sold, and selling, general and administrative expenses	937.4	948.4	11.0	73.9%	1,284.0
Depreciation and amortization	347.2	354.2	7.0	77.7%	456.0
Loss on disposal of property, plant and equipment	40.2	26.9	(13.3)	53.8%	50.0
Taxes and public dues	58.1	57.4	(0.6)	76.6%	75.0
Operating Income	85.5	66.7	(18.8)	99.6%	67.0
Non-Operating Revenues	42.0	46.9	4.8	73.3%	64.0
Non-Operating Expenses	33.9	31.9	(2.0)	62.6%	51.0
Recurring Profit	93.6	81.7	(11.9)	102.2%	80.0
Net Income	55.1	49.0	(6.1)	102.1%	48.0

NTT West (JPN GAAP)
Operating Revenues	1,557.4	1,512.2	(45.1)	74.9%	2,020.0
Voice Transmission Services (excluding IP)	1,040.9	956.7	(84.2)	76.8%	1,245.0
IP Services	129.3	167.3	37.9	72.1%	232.0
Leased Circuit (excluding IP)	131.1	128.4	(2.7)	75.5%	170.0
Telegraph	22.8	22.2	(0.6)	74.2%	30.0
Others	121.5	126.8	5.2	69.3%	343.0
Related Business	111.4	110.6	(0.7)
Operating Expenses	1,478.5	1,465.7	(12.8)	73.7%	1,989.0
Personnel	146.7	136.2	(10.5)	75.3%	181.0
Cost of services and equipment sold, and selling, general and administrative expenses	918.3	922.6	4.3	72.7%	1,270.0
Depreciation and amortization	319.7	317.7	(2.0)	76.2%	417.0
Loss on disposal of property, plant and equipment	38.6	34.8	(3.7)	71.2%	49.0
Taxes and public dues	55.0	54.2	(0.8)	75.3%	72.0
Operating Income	78.8	46.5	(32.3)	150.1%	31.0
Non-Operating Revenues	41.0	53.7	12.6	84.0%	64.0
Non-Operating Expenses	30.8	31.3	0.4	69.7%	45.0
Recurring Profit	89.0	68.9	(20.1)	137.9%	50.0
Net Income	53.6	48.1	(5.5)	130.3%	37.0

Notes:

1   Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Dec. 31, 2005 include Monthly Charges, Call Rates and Interconnection Rates of 606.3 billion yen, 141.7 billion yen and 161.8 billion yen, and 589.8 billion yen, 137.8 billion yen and 160.0 billion yen, respectively.

2   Figures for forecast for NTT West changed from 40.0 billion yen, which was announced in the interim results, to 50.0 billion yen for recurring profit, and 25.0 billion yen, which was announced in the interim results, to 37.0 billion yen for net income due to inclusion of 14.0 billion yen for non-operating revenues as receiving dividends from subsidiaries and 4.0 billion yen for non-operating expenses due to losses incurred from sale of assets etc. Figures for NTT East have never been changed from those announced in the interim results.

4. Financial Results and Forecasts (NTT Communications, NTT Data, NTT DoCoMo)

	(billions of yen)
	A Nine Months ended Dec. 31 2004	B Nine Months ended Dec. 31 2005			C Fiscal year ending Mar. 31, 2006
			change	Progress
			B-A	B/C	(Forecast)
NTT Communications (JPN GAAP)
Operating Revenues	794.2	826.6	32.4	73.7%	1,121.0
Voice Transmission Services (excluding IP)	332.9	357.0	24.1	76.6%	466.0
IP Services	204.2	227.0	22.7	73.7%	308.0
Data Transmission Services (excluding IP)	163.5	135.0	(28.5)	76.7%	176.0
Leased Circuit*	103.5	87.1	(16.4)	76.4%	114.0
Solutions Business	70.4	83.1	12.6	62.9%	171.0
Others	22.9	24.4	1.4
Operating Expenses	724.4	768.7	44.3	72.6%	1,059.0
Personnel	64.7	63.9	(0.7)	74.4%	86.0
Cost of services and equipment sold, and selling, general and administrative expenses	351.5	361.3	9.7	72.4%	829.0
Communication Network Charges	202.5	239.2	36.7
Depreciation and amortization	89.5	87.9	(1.5)	73.3%	120.0
Loss on disposal of property, plant and equipment	7.1	6.0	(1.0)	54.9%	11.0
Taxes and public dues	8.9	10.2	1.2	78.7%	13.0
Operating Income	69.7	57.8	(11.9)	93.3%	62.0
Non-Operating Revenues	19.1	23.2	4.1	83.2%	28.0
Non-Operating Expenses	19.8	18.7	(1.0)	74.9%	25.0
Recurring Profit	69.1	62.3	(6.7)	96.0%	65.0
Net Income	40.3	15.9	(24.3)	122.7%	13.0

(Ref.) Revenues by Principal Services
Voice Transmission Services	347.7	367.8	20.1	76.6%	480.0
Data Transmission Services	252.8	264.0	11.2	74.4%	355.0
Leased Circuit	103.5	87.1	(16.4)	76.4%	114.0
Others	19.7	29.3	9.5	62.5%	172.0
Related Business	70.3	78.1	7.8

NTT Data Consolidated (JPN GAAP)
Operating Revenues	571.7	599.3	27.6	68.1%	880.0
Systems Integration Business	455.5	471.2	15.6	66.7%	706.0
Network System Business	42.2	46.3	4.1	77.2%	60.0
Others	129.4	143.1	13.6	74.2%	193.0
Elimination or corporate	(55.5)	(61.3)	(5.7)	77.6%	(79.0)
Cost of Sales	430.6	445.9	15.3	67.1%	665.0
Gross Profit	141.0	153.4	12.3	71.4%	215.0
Selling and General Expense	110.5	124.4	13.9	73.2%	170.0
Operating Income	30.5	28.9	(1.6)	64.3%	45.0
Non-Operating Income (loss)	(3.7)	(2.4)	1.3	60.5%	(4.0)
Recurring Profit	26.8	26.5	(0.2)	64.7%	41.0
Net Income	16.9	16.2	(0.7)	60.1%	27.0

NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	3,643.1	3,582.2	(60.9)	74.9%	4,784.0
Wireless Services	3,234.5	3,229.0	(5.4)	75.8%	4,262.0
Cellular Services	3,131.6	3,130.3	(1.3)	75.8%	4,127.0
Voice	2,334.0	2,303.4	(30.6)	76.1%	3,025.0
FOMA*	331.9	819.1	487.2	70.2%	1,167.0
Packet Communications	797.6	826.9	29.3	75.0%	1,102.0
FOMA*	167.0	422.2	255.2	69.4%	608.0
PHS	46.3	32.6	(13.7)	79.4%	41.0
Others	56.5	66.2	9.6	70.4%	94.0
Equipment sales	408.6	353.2	(55.4)	67.7%	522.0
Operating Expenses	2,891.7	2,888.8	(3.0)	73.1%	3,954.0
Personnel	187.0	186.6	(0.4)	74.1%	252.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,834.9	1,835.3	0.3	73.5%	2,498.0
Depreciation and amortization	528.8	532.0	3.2	70.6%	753.0
Impairment loss	—	0.7	0.7	—	—
Loss on disposal of property, plant and equipment	33.5	26.3	(7.2)	61.1%	43.0
Communication Network Charges	280.9	280.2	(0.7)	75.5%	371.0
Taxes and public dues	26.6	27.7	1.0	74.8%	37.0
Operating Income	751.4	693.5	(57.9)	83.6%	830.0
Non-Operating Income (loss)	498.8	117.7	(381.1)	105.1%	112.0
Income before Tax	1,250.1	811.2	(438.9)	86.1%	942.0
Net Income	756.5	516.4	(240.1)	85.5%	604.0

Notes:

1   Operating Revenues of NTT Communications for the nine months ended Dec. 31, 2005 include revenues from telephone subscriber lines (203.6 billion yen) for Voice Transmission Services (excluding IP), revenues from OCN (104.1 billion yen), IP-VPN (51.8 billion yen) and e-VLAN (31.7 billion yen) for IP Services, revenues from Frame Relay / Cell Relay (16.9 billion yen) for Data Transmission, and revenues from conventional leased circuits (8.5 billion yen) and high-speed digital (42.9 billion yen) for Leased Circuit.

2   For periods beginning after Mar. 31, 2005 of NTT DoCoMo, Quickcast services revenues, which were presented separately in the past, are included in “Others,” and international services revenues, which were previously included in “Others,” are included in “Cellular services”. However, international services revenues related to FOMA are not included in FOMA revenues for the nine months ended Dec. 31, 2004 because the necessary information was not previously maintained. (Quickcast services revenues are reclassified and included in “Others” for the nine months ended Dec. 31, 2004).

3 Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.

* Partial listing only.

5. Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenue from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(yen)
	Year Ended Mar. 31, 2005	1st Quarter Ended Jun. 30, 2005 (From Apr. to Jun., 2005)	2nd Quarter Ended Sept. 30, 2005 (From Jul. to Sept., 2005)	3rd Quarter Ended Dec. 31, 2005 (From Sept. to Dec., 2005)	Nine months Ended Dec. 31, 2005 (From Apr. to Dec., 2005)	Year Ending Mar. 31, 2006 (Forecast)
NTT East
Telephone Subscriber Lines ARPU	2,920	2,770	2,780	2,790	2,780	2,760
ISDN Subscriber Lines ARPU	5,510	5,550	5,540	5,560	5,550	5,530

NTT West
Telephone Subscriber Lines ARPU	2,830	2,670	2,690	2,690	2,680	2,670
ISDN Subscriber Lines ARPU	5,480	5,400	5,390	5,400	5,400	5,360

NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,200	6,940	7,050	6,920	6,970	6,850
Voice ARPU (FOMA+mova)	5,330	5,120	5,170	5,040	5,110	5,000
Packet ARPU (FOMA+mova)	1,870	1,820	1,880	1,880	1,860	1,850
i-mode ARPU (FOMA+mova)*	1,870	1,810	1,870	1,860	1,850	1,840
ARPU generated purely from i-mode (FOMA+mova)	2,060	1,990	2,050	2,030	2,020	2,010
Cellular Aggregate ARPU (FOMA)	9,650	9,090	9,050	8,650	8,900	8,660
Voice ARPU (FOMA)	6,380	5,990	5,970	5,660	5,850	5,670
Packet ARPU (FOMA)	3,270	3,100	3,080	2,990	3,050	2,990
i-mode ARPU (FOMA)*	3,220	3,070	3,050	2,960	3,020	2,960
ARPU generated purely from i-mode (FOMA)	3,260	3,110	3,100	3,020	3,070	3,010
Cellular Aggregate ARPU (mova)	6,800	6,190	6,140	5,910	6,090	5,910
Voice ARPU (mova)	5,160	4,820	4,810	4,680	4,770	4,650
i-mode ARPU (mova)	1,640	1,370	1,330	1,230	1,320	1,260
ARPU generated purely from i-mode (mova)	1,850	1,550	1,510	1,400	1,490	1,420

Notes :	1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

-        ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET'S ADSL charges attributable to our telephone subscriber lines services.

- ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET'S ISDN charges attributable to our ISDN.

	2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

	3	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	4	From the three months ended Jun. 30, 2005, calls from fixed telephones of NTT East or West to mobile phones with a dialing Carrier Identification Code are billed on end-to-end basis and amounts are recorded as call rate revenues of NTT East or West.

	5	We compute ARPU for our cellular business using two aggregate measures.

- Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-         Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

- Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-         Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

- Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

-         Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	6	We show ARPU for our i-mode using two aggregate measures.

- i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

- ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

	7	International service-related revenues in cellular business, which had not been included in previous reports, have been included in the Cellular ARPU data calculation for the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues. International service-related Cellular ARPU included in the Cellular ARPU results for the 1st quarter ended Jun. 30, 2005 are 30 yen for Cellular Aggregate ARPU (FOMA+mova), 60 yen for Cellular Aggregate ARPU (FOMA), and 20 yen for Cellular Aggregate ARPU (mova); those for 2nd quarter ended Sept. 30, 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); those for 3rd Quarter ended Dec. 31, 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); those for nine months ended Dec. 31, 2005 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova); and forecasts for the fiscal year ending Mar. 31, 2006 are 40 yen for Cellular Aggregate ARPU (FOMA+mova), 70 yen for Cellular Aggregate ARPU (FOMA), and 30 yen for Cellular Aggregate ARPU (mova). Cellular ARPU data in previous reports does not include International service-related revenues, but Cellular Aggregate ARPU (FOMA+mova) generated from International services for the relevant periods is 20 yen for the fiscal year ended Mar. 31, 2005.

	8	No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

	9	No. of active subscribers used in ARPU calculation are as below.

- FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

- 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

- 2Q Results: Sum of No. of active subscribers**(as defined below) for each month from Jul. to Sept.

- 3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

- Nine Months Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Dec.

** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

* Partial listing only.

	10	Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.

6. Interest-Bearing Liabilities (Consolidated)

	(billions of yen)
	As of Mar. 31, 2005	As of Dec. 31, 2005	As of Mar. 31, 2006 (Forecast)
Interest-Bearing Liabilities	5,525.8	5,617.7	5,470.0

Note :	Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.

7. Indices (Consolidated)

	Fiscal Year ended Mar. 31, 2005	Nine months ended Dec. 31, 2005	Fiscal Year ending Mar. 31, 2006 (Forecast)
Operating Income	1,211.2 billion yen	1,017.1 billion yen	1,160.0 billion yen
EBITDA Margin	32.8%	33.5%	31.7%
Operating FCF	1,482.2 billion yen	1,137.2 billion yen	1,261.0 billion yen
ROCE	5.8%	— %	5.6%

Notes:	1	Forecasts for the year ending March 31, 2006 have never been changed from those announced in the interim results.
	2	The reconciliation of Indices are as follows.

	Fiscal Year ended Mar. 31, 2005	Nine months ended Dec. 31, 2005	Fiscal Year ending Mar. 31, 2006 (Forecast)
EBITDA Margin [(c/d)X100]	32.8%	33.5%	31.7%
a Operating Income	1,211.2 billion yen	1,017.1 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4 billion yen	1,636.7 billion yen	2,231.0 billion yen
c EBITDA (a+b)	3,539.6 billion yen	2,653.7 billion yen	3,391.0 billion yen
d Operating Revenues	10,805.9 billion yen	7,915.5 billion yen	10,705.0 billion yen
Operating FCF [(c-d)]	1,482.2 billion yen	1,137.2 billion yen	1,261.0 billion yen
a Operating Income	1,211.2 billion yen	1,017.1 billion yen	1,160.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,328.4 billion yen	1,636.7 billion yen	2,231.0 billion yen
c EBITDA (a+b)	3,539.6 billion yen	2,653.7 billion yen	3,391.0 billion yen
d Capital Investment	2,057.4 billion yen	1,516.5 billion yen	2,130.0 billion yen
ROCE [(b/c)X100]	5.8%	— %	5.6%
a Operating Income	1,211.2 billion yen	— billion yen	1,160.0 billion yen
(Normal Statutory Tax Rate)	41%	— %	41%
b Operating Income X (1-Normal Statutory Tax Rate)	715.7 billion yen	— billion yen	684.4 billion yen
c Operating Capital Employed	12,307.0 billion yen	— billion yen	12,217.7 billion yen

Note :	Figures for consolidated capital investment is the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation below.

	(billions of yen)
	Fiscal Year ended Mar. 31, 2005	Nine months ended Dec. 31, 2005
NTT Consolidated Capital Investment	2,057.4	1,516.5
Payments for property, plant and equipment	1,611.0	1,419.7
Acquisition of intangible and other assets	543.7	251.1
Other differences	(97.3)	(154.2)